:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-31740

CUSIP NUMBER 17285T106

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CITADEL BROADCASTING CORPORATION
Full Name of Registrant

Former Name if Applicable

CITY CENTER WEST, SUITE 400 7201 WEST LAKE MEAD BLVD.
Address of Principal Executive Office (Street and Number)

LAS VEGAS, NEVADA 89128
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Citadel Broadcasting Corporation (the “Company”) has experienced delays in completing the preparation of its financial statements for the year ended December 31, 2008 and related disclosures. For the reasons cited below, the filing of the subject Form 10-K could not be accomplished by the filing date without unreasonable effort or expense.

As of December 31, 2008, the Company is in compliance with its debt covenants under its senior credit facility. However, the expected continuing decline in radio revenues in the first half of 2009 and the resulting projected decline in operating profits creates uncertainty regarding the Company’s ability to continue to comply with its debt covenants under its senior credit facility through 2009. As a result, the Company is currently working with its lenders to obtain a waiver of or amendment to its senior credit facility; however, there can be no assurance that the Company will be able to do so. In the event that the Company does not obtain a waiver or amendment, then the Company will likely be in default of its senior credit facility.

Because negotiations with the Company’s lenders are ongoing and to ensure a thorough and up-to-date discussion of its financial position and liquidity needs, the Company expects to include additional information about its liquidity and financial position in its Form 10-K, including a detailed discussion of the impact of the matters addressed above. The Company anticipates filing its Form 10-K on or before March 31, 2009, as prescribed in Rule 12b-25.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Randy L. Taylor	(702)	804-5200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on information currently available, Citadel Broadcasting Corporation anticipates that its results of operations for the year ended December 31, 2008 will be significantly different from the results of operations for the year ended December 31, 2007.

Net revenue for the year ended December 31, 2008 increased by approximately $143.3 million, from approximately $719.8 million during the year ended December 31, 2007 to approximately $863.1 million in 2008. The increase is due to the acquisition of ABC Radio on June 12, 2007; 2008 includes a full year of revenue from the operations of ABC Radio. Net revenue was $860.6 million during the year ended December 31, 2008 as compared to $949.6 million for the year ended December 31, 2007, both on a pro forma basis, which represents a decrease of $89.0 million, or 9.4%.

The Company expects that it will report a net loss from operations of $969.8 million for the year ended December 31, 2008 compared to a net loss of $1,285.2 million for the year ended December 31, 2007. The current year includes asset impairment and disposal charges of $1,208.2 million, while the prior year reflected asset impairment and disposal charges of $1,612.4 million. Interest expense increased to $211.8 million for the year ended December 31, 2008 from $100.7 million for the year ended December 31, 2007, an increase of $111.1 million. Included in interest expense for the year ended December 31, 2008 is approximately $82.4 million, net of the related credit risk adjustment, representing a non-cash amount related to the Company’s interest rate swap arrangement. Additionally, during the year ended December 31, 2008, the Company reduced its overall debt outstanding by $405.3 million, which resulted in a gain on extinguishment of debt, net of costs, of $114.7 million.

CITADEL BROADCASTING CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Randy L. Taylor
Randy L. Taylor Senior Vice President – Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).